[LETTERHEAD OF BUCA, INC.]

May 23, 2006

David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-3561

Re: BUCA, Inc.

Form 10-K for the Fiscal Year Ended December 25, 2005

Filed March 27, 2006

File No. 0-25721

Dear Mr. Humphrey:

On behalf of BUCA, Inc. (“BUCA”), we hereby submit our response to comments received from the Staff of the Commission by letter dated May 4, 2006. Responses to the Staff’s comments are set forth below and are keyed to the numbered comments in the comment letter. For your convenience, we have included the text of the Staff’s comments.

Form 10-K (Fiscal Year Ended December 25, 2005)

Management’s Discussion and Analysis, page 24

Results of Operations, page 25

1.	In future filings, provide a discussion of your net income (loss) for each period in which statements of operations are presented.

Response: Beginning with our Quarterly Report on Form 10-Q for the period ended June 25, 2006, we will provide a discussion of our net income (loss) for each period in which statements of operations are presented.

Liquidity and Capital Resources, page 30

2.	Refer to the discussion of amendment and waiver of default of your financial covenants in March 2005 and December 2005. Tell us how you have accounted for the lender fees paid in connection with the waivers in your December 25, 2005 audited financial statements.

Response: In accordance with Emerging Issues Task Force (EITF) No. 96-19, “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” we determined that the modifications of the debt instrument in conjunction with the amendments were not “substantially different”; the present value of the cash flows under the new debt instrument was less than a 10 percent change from the present value of the remaining cash flows under the terms of the original agreement. As such, extinguishment accounting was not triggered and we are amortizing the prior fees and current creditor fees, utilizing the straight-line method which approximates the effective interest method, as an increase to interest expense over the term of the debt instrument. There were no fees paid to third parties related to this modification.

3.	In future filings, provide a discussion of the impact that the absence of cash flows provided by (or used in) operations from the planned disposition of the Vinny T’s of Boston restaurants will have on your future cash flows and liquidity needs. As we note your statement of cash flows excludes separate presentation of the discontinued operations, please give consideration to separately quantifying the amount of cash flows provided by (used in) operating, investing and financing activities related to your discontinued operations either in a narrative discussion within MD&A or revising the statement of cash flows to separately provide this data.

Response: Beginning with our Quarterly Report on Form 10-Q for the period ended June 25, 2006, we will provide a discussion of the impact that the absence of cash flows provided by (or used in) operations from discontinued operations has on our future cash flows and liquidity needs. In addition, we will consider separately quantifying the amount of cash flows provided by (used in) operating, investing and financing activities related to our discontinued operations in a narrative discussion within MD&A.

Financial Statements

Balance Sheet, page F-3

And

Note 7. Property and Equipment, page F-17

4.	Please tell us the specific reasons why “property and equipment, net” decreased by approximately $22.6 million at fiscal year ended December 25, 2005 as compared to the prior year, notwithstanding the reclassification for long-term assets of discontinued operations held for sale. As appropriate, your response should also include quantitative reconciliation data, including an explanation of why ‘land’ decreased by $8.8 million at December 25, 2005. Also tell us the net book value of the assets of the three Buca di Beppo restaurants closed in November 2005 and describe of how such restaurant assets were disposed.

Response: Property and equipment, excluding assets of discontinued operations held for sale, decreased approximately $22.6 million in fiscal 2005 due to deprecation expense, asset impairment charges and the impact of the sale-leaseback transaction completed in September 2005, partially offset by fixed asset additions.

Property and equipment, net (in millions)

Net book value -12/26/04	$144.5
Depreciation	(13.2)
Asset impairment	(6.9)
Sale-leaseback, net	(4.0)
Fixed asset additions, net	1.4

Net book value -12/25/05	$121.8

Land, which is included in property and equipment, decreased by approximately $8.8 million in fiscal 2005 due to the sale of restaurant properties in the sale-leaseback transaction and the sale of the Villa Sermenino property in February 2005.

Land (in millions)

Net book value - 12/26/04	$11.4
Sale of properties in sale-leaseback	(8.5)
Sale of Villa Sermenino	(0.3)

Net book value - 12/25/05	$2.6

The net book value of the three Buca di Beppo restaurants that we closed in November 2005 was $0 as these restaurants were fully impaired in accordance with Statement of Financial Accounting Standards (SFAS) No. 144 in prior years. As part of the close-down process, we transferred immaterial amounts of inventory and décor to other Buca di Beppo restaurants and our warehouse. We reached agreement with the landlord of one of the restaurants to terminate the lease and recorded estimated liabilities for the remaining two restaurants to cover future lease termination costs. The fair value of these liabilities were estimated in accordance with the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

Other

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure the filing;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address your comments. If you have any questions on this letter or need further assistance, please call Dennis J. Goetz, Vice President, Chief Accounting Officer (612) 225-3459 or me at (612) 225-3423.

Sincerely,

BUCA, Inc.

/s/ Kaye R. O’Leary
Kaye R. O’Leary
Vice President, Chief Financial Officer

cc:	Wallace B. Doolin (BUCA, Inc.)

John P. Whaley (BUCA, Inc.)

Dennis J. Goetz (BUCA, Inc.)